

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2021

David Boris
Co-Chief Executive Officer
Forum Merger III Corporation
1615 South Congress Avenue, Suite 103
Delray Beach, Florida 33445

>   **Re: Forum Merger III Corporation**
>   **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
>   **Filed May 7, 2021**
>   **File No. 001-39457**

Dear Mr. Boris:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed May 7, 2021

Interests of Certain Persons in the Business Combination, page 43

1.   We note your response to prior comment two. Please disclose the $130 million investment by the PIPE investors here and where similar disclosure appears on pages 17, 70, 104 and 138. Provide disclosure about the number of shares they will receive for their initial investment, including the price paid to acquire those securities.

Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note (A), page 96

2.   We refer to your disclosure that "the Company will issue, at Closing, 5,000,000 shares of common stock to SERES in satisfaction of ELM's obligation under the SERES Asset Purchase Agreement to deliver shares of common stock to SERES as compensation for strategic cooperation, consulting services and technical support provided by SERES to ELM prior to the Closing" and have the following comments:

- In light of this disclosure, please tell us how you determined that this item should be included in the purchase consideration for the EVAP Operations, rather than accounted for as compensation expense for services rendered by SERES.

- We also note that corresponding to the additional consideration referred to above, your purchase price allocation includes $50 million for intangible assets. Please more fully explain to us the nature of the intangible asset that was identified related to the value associated with each of the SERES Asset Purchase Agreement, the SERES Exclusive Intellectual Property License Agreement, and the Sokon Supply Agreement.

Notes (DD) and (EE), page 98

3.   Please expand your footnotes to show how each of the adjustments was calculated.

Financial Information - Forum Merger III Corporation, page F-2

4.   Please provide updated interim financial statements and related information for Forum Merger III Corp. as required by Rule 8-08 of Regulation S-X.

Note 2. Restatement of Previously Issued Financial Statements, page F-10

5.   It appears that total liabilities, as restated, as of December 31, 2020, should read $41,939,777. Please revise your table accordingly and perform a comprehensive review of your financial information to ensure consistency and that the information is free of typographical and other errors.

Note 10. Income Tax, page F-22

6.   We note that your narrative states that for the year ended December 31, 2020, the change in the valuation allowance was $745,591; however, this amount does not agree with the total change in your valuation allowance as reflected your table. Please revise your disclosure as appropriate.

Financial Information - EVAP Operations, page F-25

7.   Please revise your proxy statement to provide updated interim financial statements and related information for Electric Vehicle Assembly Plant Operations.

Financial Information - Electric Last Mile, Inc., page F-43

8.   Please revise your proxy statement to provide updated interim financial statements and related information for Electric Last Mile, Inc.

David Boris
Forum Merger III Corporation
May 20, 2021
Page 3

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dale Welcome, Staff Accountant, at 202-551-3865 or Kevin Stertzel, Staff Accountant, at 202-551-3345 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jared Coppotelli